3965 Freedom Circle Santa Clara, CA 95054	800 338 8754	www.mcafee.com
April 20, 2010
Via Edgar and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins
Re:	McAfee, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 001-31216
Ladies and Gentlemen:
     McAfee, Inc. (“we “or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 7, 2010 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-31216) originally filed with the Commission on February 26, 2010 (the “Form 10-K”).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K. All page numbers refer to the Form 10-K unless otherwise specified.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
1.	You state on pages 6, 10, 40-41 and elsewhere that you operate in Latin America, the Middle East, and Africa, regions that include Cuba, Iran, Syria, and Sudan. Also we are aware of publicly available information that your product, SmartFilter, has been used by authorities in Iran and Sudan as a tool to censor the Web.

Cuba, Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your website indicates that your products may be exported or re-exported to those countries so long as such export or re-export is authorized by the U.S. government or otherwise is consistent with U.S. regulations. We note also that your Form 10-K does not include disclosure regarding contacts with, Cuba, Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, if any, whether through subsidiaries, distributors, or other direct or indirect arrangements. Your response should describe any products, components, equipment,

Securities and Exchange Commission
April 20, 2010

technology, software, or services that you have provided to Cuba, Iran, Syria, or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
Response: We are not aware of nor have we authorized any current customer relationships in or with these countries. Our policy and practice is to refrain from doing business in or with these embargoed countries. We have not authorized any third party to provide our products into or establish customer relationships in these countries. We explicitly require our authorized distributors and resellers to comply with U.S. law and specifically not to supply our products into embargoed countries. To the extent that any of our products have been provided to individuals or entities located in embargoed countries or controlled by those governments, such action would not be authorized by us and would be in violation of U.S. law and our export control policies, procedures and End User License Agreement. We do not have, nor do we anticipate having, any customer relationships in or with these countries.
We are aware of press reports beginning in 2005 that SmartFilter may have been unlawfully diverted to Iran without our (then Secure Computing’s) knowledge.1 We are not aware of any reports that SmartFilter has been used in Sudan. However, we/Secure Computing have not found evidence that SmartFilter was unlawfully diverted to Iran, and our records reflect that SmartFilter has not been downloaded or accessed by an IP address in Iran. After these press reports, Secure Computing conducted an internal review, including an audit of both the SmartFilter software and database download servers and logs, to ensure that no downloads were indirectly diverted to Iran. The review did not reveal evidence of SmartFilter’s use in Iran.
Item 9A. Disclosure Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 60
2.	We note your statement that, “A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met”. Please tell us in your response letter, and clarify in future filings, whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were in fact effective at the “reasonable assurance” level as of the end of the applicable period. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures. Refer to Section II.4 of SEC Release 34-47986.
Response: Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2009. Additionally, we will not

[1]	We acquired Secure Computing, the company that sold SmartFilter, in November 2008.

Securities and Exchange Commission
April 20, 2010

include the discussion of the level of assurance of our disclosure controls and procedures in future filings.
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We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided. Please direct your questions or comments to me at (972) 987-2376. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (972) 987-2525. Thank you for your assistance.

Sincerely, MCAFEE, INC. /s/ Keith S. Krzeminski Keith S. Krzeminski, Chief Accounting Officer

cc:	Mark Cochran, General Counsel Melinda Litherland, Deloitte & Touche LLP

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